March 6, 2008

TLC Vision Corporation 16305 Swingley Ridge Road Suite 300 St. Louis, Missouri 63017	TLC Vision Corporation 5280 Solar Drive, Suite 100 Mississauga, Ontario L4W 5M8 Canada

Dear Warren:

Accompanying this letter is a formal nomination to the Board of Directors of TLC Vision Corp. (the “Corporation”) of Stephen N. Joffe, Michael R. Henderson and Cathy Willis (collectively, the “Director Nominees”).  As I am certain that you and your Board of Directors will agree, each of these Director Nominees offers impressive credentials:

Stephen N. Joffe, MD, FACS, FCS (SA), FRCS, age 65, is past Chairman of the Board and Chief Executive Officer of LCA-Vision.  He was the founder of the Company’s corporate predecessor, Laser Centers of America, Inc., and served as its Chairman of the Board and Chief Executive Officer from its formation in 1985 until its merger into LCA-Vision in 1995.  In 1983, Stephen Joffe also founded and served as Chairman of Surgical Laser Technologies, Inc. until 1989.  He is presently the Chief Executive Officer of the Joffe Foundation, a non-profit charity and Co-Chairman of Joffe LLC, a healthcare services company. In addition, Dr. Joffe is an Esteemed Quondam Professor of Surgery at the University of Cincinnati Medical Center, an honor he has held since 1990.  He has held other medical faculty appointments at the Universities of London, Glasgow and Cincinnati and fellowships in the American College of Surgeons and the Royal College of Surgeons of Edinburgh and Glasgow.  He has published 170 articles in peer-reviewed and scientific journals and authored 35 chapters for medical books as well as written and edited several books on lasers and their application to medicine and surgery.

Michael R. Henderson, age 45, has served as Chairman and Chief Executive Officer of Moon World Resorts Inc., a private company in Vancouver, Canada, since May of 2000.  Mr. Henderson devised and designed this major mega-resort and real estate development, which employs a global team of 120 sales and creative professionals, including a group of top-tier architects and engineers.  Earlier, Mr. Henderson was President and CEO of LVC (Laser Vision Centers) Corporation, a public company (TSXV), from 1996 to 2000.  While he led LVC Corporation, its revenues grew from $1.2 million to $85 million in 36 months.  LVC Corporation became one of the fastest growing surgical companies with a staff that grew from six to over 450.  Mr. Henderson directed 31 clinic build-outs, 28 additional planned build-outs, and successfully took the company public after raising over $30 million in private equity financing. Before joining LVC Corporation, Mr. Henderson served as Division President of Rentokil Initial PLC, a public company (LSE), from 1991 to 1996 where he built a powerful sales team across Canada.  Prior to Rentokil, from 1983 to 1991, he was the Divisional Manager of the Phillips Distribution Auto Group, a private company in Ireland where he posted many sales records.  Mr. Henderson is a target-orientated, seasoned management professional with considerable experience in all business areas – including concept design, product, marketing, sales, service, investor relations, public relations, human resources and overall corporate development. He is a highly organized team player with a results-focused approach.

Cathy Willis, age 52, has over 30 years of marketing and marketing research experience, both on the corporate side as a Brand Manager and Marketing Director and as co-founder of Felton Willis, LLC, a qualitative research and strategy development company.  Ms. Willis was a Marketing Director in Pharmaceuticals at Procter & Gamble, with direct responsibility for women’s health, GI and anti-infective products.  She also had extensive marketing experience at P&G developing targeted marketing programs for a range of consumer products such as diapers, feminine care, skin care, oral care and food/nutritional products.  In 1998, Ms. Willis co-founded Felton Willis, LLC.  The company offers full-service qualitative research to a range of blue-chip clients, including “Fortune 500” consumer product and pharmaceutical companies.  Her focus is primarily on all aspects of health care, both understanding the healthcare consumer and the key medical decision-makers -- MDs, nurses, and managed care professionals.  She is a graduate of Miami University with a degree in English/Journalism.

As previously disclosed in my Schedule 13D filings, I beneficially own in excess of 5% of the outstanding common shares of the Corporation.  Therefore, I am nominating the Director Nominees pursuant to the Corporation’s Articles of Incorporation, as amended, which permit beneficial owners of 5% or more of the outstanding common shares to nominate directors.  I note  the Corporation’s public disclosure in its filings, with the Securities and Exchange Commission and otherwise, provides that such owners can nominate persons to serve as directors (which includes a requirement that nominees be named in the Corporation’s proxy materials for the next annual meeting of shareholders).  I further understand that the nomination is being made in a timely fashion, at least 90 days prior to the anniversary date of the 2007 Annual Meeting of Shareholders.

I request that you verify in writing to me no later than the close of business on Monday, March 10, 2008, that you will include the Director Nominees in the Corporation’s proxy materials for its 2008 Annual Meeting of Shareholders.  I understand that the Board has a previously scheduled meeting for the date of this letter and the following day, so a timely written response from the Corporation is both feasible and in the best interests of all of the shareholders of the Corporation.

If I do not receive verification in writing by Monday, March 10, 2008, that the Corporation will include the Director Nominees in its proxy materials for the 2008 Annual Meeting of Shareholders, I will proceed to make other arrangements to give effect to my minority slate of Director Nominees.  I intend to file proxy materials with the Securities and

Exchange Commission and solicit proxies for the Director Nominees and to vigorously pursue the election of the Director Nominees at the 2008 Annual Meeting of Shareholders.

Given the fact that one director has resigned since being elected at the 2007 Annual Meeting of Shareholders (creating a vacancy) and the fact that the Board has apparently not identified a suitable and qualified successor, the Board should consider immediately nominating one of the Director Nominees to the Board immediately.  Otherwise, the Corporation is obligated to communicate to the shareholders the reasons why at least one of the Director Nominees is not qualified both to be added to the Board immediately to fill the existing vacancy and to be recommended by the Board for re-election at the 2008 Annual Meeting of Shareholders.  I note the Corporation’s discussion in the proxy materials for its 2007 Annual Meeting of Shareholders that “[t]here are no differences in the manner in which the [Corporation’s] Nominating and Corporate Governance Committee will review and consider director nominees recommended by shareholders.”  Given the obvious credentials of the Director Nominees, which are at least on par with all of the current directors, if the Board both rejected my nomination of the Director Nominees and chose not to nominate the Director Nominees by its own action, all of the shareholders and I would be interested to learn more about the criteria utilized by the Board in evaluating potential nominees.

I look forward to hearing from you by March 10, 2008.

Sincerely, /s/ Stephen N. Joffe Stephen N. Joffe
cc:           TLC Vision Corporation Board of Directors

James Wachtman, C.E.O.
Michael DePaolis, O.D.
Richard Lindstrom, M.D.
Toby S. Wilt